March 14, 2008

By EDGAR and by Facsimile to (202) 772-9202

Securities and Exchange Commission

100 F Street

Washington, D.C.  20549

Attention:	Millwood Hobbs
Staff Accountant
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated November 15, 2007
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the fiscal quarters ended September 30, 2007, June 30,
2007 and March 31, 2007
File No. 0-49799

Dear Mr. Hobbs:

We write in response to your letter dated March 13, 2008 regarding the above-referenced filings.  The following responses are numbered to correspond to the Staff’s comments.

SEC Comment – 1.  Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

See responses below.  We will provide these additional disclosures in future filings.

SEC Comment – 2. Please revise your discussion of critical accounting policies and estimates to include a more detailed discussion of the methodology used to estimate delivery dates along with a sensitivity analysis similar to that provided in Section 6 of your most recent response to comment 4 of our letter dated March 7, 2008.

We will modify our disclosure of critical accounting policies and estimates regarding revenue recognition to include the following:

Revenue related to merchandise sales is recognized upon delivery to our customers.  As delivery information is not readily available, we use estimates to determine which shipments are delivered and therefore recognized as revenue at the end of the period. Our delivery date estimates are based on average shipping transit times, which are calculated using the following factors: (i) the shipping carrier (as carriers differ in transit times); (ii) the fulfillment source (either our warehouses or those of our fulfillment partners); (iii) the delivery destination; and (iv) actual transit time experience, which shows that delivery date is typically one to eight business days from the date of shipment.

Actual shipping times may be different from our estimates. The following table shows the effect that hypothetical changes in the estimate of average shipping transit times would have had on the reported amount of revenue and net income for the year ended December 31, 2007.

	Year ended December 31, 2007
Change in the
Estimate of	Effect on	Effect on Net
AverageTransit	Revenue	Income
Times (Days)	($ millions)	($ millions)
(2)	$5.9	$0.9
(1)	2.7	0.4
As reported	As reported	As reported
1	(1.8)	(0.3)
2	(3.5)	(0.6)

SEC Comment – 3. We note your response to comments 3, 4 and 5 of our letter dated March 7, 2008 regarding the method and approach you used to support your conclusion that the delivery date is typically one to six business days from the date of shipment. It has been our understanding that, since you have stated actual delivery information is not readily available, at each period end, the purpose of the analysis and testing you performed was to establish a model to more accurately estimate the amount of revenue to be recognized based on delivery dates to comply with the GAAP guidelines discussed in SAB 104. Based on the results of your analysis and testing, the sensitivity analysis provided in Section 5 of your response to comments 4 indicates using one to six business days from the date of shipment could understate by 75% the amount of deferral as well as net loss for each period. In this regard, it appears that the more appropriate adjustment for deferred revenue in fiscal 2007 would be $13.7 million with a cumulative net loss of $2.1 million, resulting in a net loss for fiscal 2007 of $45.4 million. Please revise your financial statements for fiscal 2007 and related disclosures accordingly, or explain to us why you believe using one to six days to calculate the amount of revenue to defer each period is more appropriate than using one to at least eight business days,. We believe the two additional days at a minimum would appear to provide a more accurate revenue cutoff at each period end based on your analysis which shows that only 3% of shipments are delivered on day one and 11% of shipments are delivered on day seven and thereafter. Also, as you note, you were unable to determine the delivery date on 4% of the shipments in your sample. Further, a revenue recognition policy that used at least eight business days would also appear to more closely mirror the transit time for media shipments which accounted for 13% of the orders you tested.

We will update our estimate by an additional two days, and will record the resulting revenue deferral of $13.7 million and the related reduction of gross profit and net income of $2.1 million, resulting in a net loss of $45.0 million (based on the actual net loss to be reported in the annual report on Form 10-K including this additional deferral) for fiscal 2007. We will also revise our related disclosures accordingly.

SEC Comment – 4. Reference is made to your table in response to comment 5 of our letter dated March 7, 2008. Out of the 18 shipments delivered on day eight and thereafter, please tell us the number of shipments delivered and the % of total shipments delivered on day eight, day nine, day ten and thereafter.

Below is the table provided in our most recent response, updated to include the 18 shipments broken out into days eight through twelve as follows:

	Number of Days in Transit (# of days to delivery)
	1	2	3	4	5	6	7	8	9	10	11	12	Total
Number of Shipments Delivered	10	31	44	103	47	22	13	10	4	1	1	2	288
% of Total Shipments	3%	11%	15%	36%	16%	8%	5%	4%	1%	0%	0%	1%	100%

*              *              *              *              *

At your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert the Staff's action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,

David K. Chidester

Senior Vice President, Finance

Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: 202-772-9202
Senior Staff Accountant
Division of Corporation Finance

Mr. Michael Moran
By Facsimile: 202-772-9202
Accounting Branch Chief
Division of Corporation Finance